Exhibit 99.5

November 9, 2023

STANDARD LITHIUM REPORTS FISCAL FIRST QUARTER 2024 RESULTS

November 9, 2023 – Vancouver, BC, Canada – Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV:SLI) (NYSE American:SLI) (FRA:S5L), a leading near-commercial lithium company, today announced its financial and operating results for the fiscal first quarter 2024 ended September 30, 2023.

“This quarter has marked a pivotal advancement in our journey towards establishing a new benchmark for scalable and sustainable lithium production in the United States. The completion of our Phase 1A Definitive Feasibility Study (‘DFS’) is a key milestone, advancing our planned first commercial lithium project which is a modest scale-up from our operating Direct Lithium Extraction demonstration plant. The Preliminary Feasibility Study (‘PFS’) for our South West Arkansas (‘SWA’) Project has identified the potential for a considerably larger-scale operation with a lithium grade that significantly enhances our resource profile and potential production capacity increasing the overall strategic value of our business,” noted Robert Mintak, CEO of Standard Lithium.

“Our highly strategic expansion in East Texas over the last three years has given us a significant head start in establishing a sizeable foothold in the region,” remarked Mr. Mintak. “The completion of our targeted drilling program, resulting in three new wells with samples reporting high-quality brine with lithium concentrations as high as 806 mg/L, and an average of 644 mg/L, along with significant bromine and potash concentrations. The costs associated with the drilling program, in addition to the delivery of the DFS and PFS, accounted for our major expenditures this quarter. As the interest in the Smackover region continues to gain momentum among major global energy players, we are strategically positioned to advance our development, expand our project scope, and intensify efforts to explore partnerships that align with our objectives for responsible project advancement and capital efficiency.”

“To guide the Company through this pivotal phase, Salah Gamoudi has been appointed as the new Chief Financial Officer (‘CFO’). Mr. Gamoudi’s financial acumen and strategic insight are poised to play a critical role in Standard Lithium’s journey toward commercialization and operational excellence. Additionally, the strategic hire of Michael Barman as Chief Development Officer, further signifies the Company’s commitment to growth. Mr. Barman’s extensive experience in investment banking and advisory roles, particularly in the energy transition sector, will be crucial as the Company is in advanced discussion with multiple parties seeking off-take arrangements on both Phase 1A and SWA and working with our advisers to secure project financing. Complementing the expansion of the executive team is the addition of David Park as Senior Strategic Advisor, bringing a wealth of expertise and relationships from a notable career at Koch Industries.”

Fiscal First Quarter 2024 Highlights

All amounts are in US dollars unless otherwise indicated.

•

Delivered robust results from the Preliminary Feasibility Study for the SWA Project and filed the PFS. The PFS base case yields robust economics of $4.5 billion pre-tax net present value (“NPV”) and internal rate of return (“IRR”) of 41% assuming battery-quality lithium hydroxide monohydrate (“LHM”) pricing of $30,000/t over the 20-year operating life. The strong economic results are underpinned by some of the highest reported lithium brine concentrations in North America, including an Upper Smackover Indicated and Middle Smackover Inferred resource of 1.4 Mt and 0.4 Mt lithium carbonate equivalent (“LCE”), respectively, at an average lithium concentration of 437 mg/L. The project assumes first production in 2027 with a base case average annual production of 30,000 tonnes per annum (“tpa”) of battery-quality LHM. Operating costs are expected to average $4,073/t of LHM; the total capital expenditures estimate of $1.3 billion assumes a 20% contingency.

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Completed the Definitive Feasibility Study for the Company’s First Commercial Lithium Extraction Plant (Phase 1A) at LANXESS South Plant. The DFS assumes first production in 2026 of an initial 5,700 tpa of battery-quality lithium carbonate at modest capital requirements of $365 million (assuming 15% contingency). Phase 1A would be the first commercial lithium extraction project in six decades in the U.S. and effectively double domestic production. The current Proven and Probable reserves of 208 Kt LCE at average lithium concentration of 217 mg/L supports up to 40 years of operations. The project yields strong economics, including a pre-tax NPV of $772 million and IRR of 30% (at an 8% discount rate, $30,000/t battery-quality lithium carbonate price, and 25-year operating life).

•

David Park Appointed as Senior Strategic Advisor. Mr. Park joined the Company following his retirement from Koch Industries after 28 years. He is a highly experienced executive with a strong energy and industrial sector background. Most recently, Mr. Park served as President of Koch Strategic Platforms, which is the Company’s largest investor.

•	Advanced and further de-risked the South West Arkansas Project (“SWA”) with a 118-acre land purchase.

•	Cash totaled CDN$37.2 million and working capital totaled CDN$23.8 million as at September 30, 2023.

Subsequent Events to the First Quarter Ended September 30, 2023

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Salah Gamoudi appointed as Chief Financial Officer. Mr. Gamoudi, with his significant experience, including a transformative tenure at SandRidge Energy that notably elevated shareholder value, is positioned to effectively advance our financial and investor relations strategy. His Austin, Texas base offers a geographic advantage, aligning with our expansion in key U.S. energy markets. Kara Norman will assume the role of Chief Accounting Officer, furthering her foundational contributions to Standard Lithium’s growth and operational development.

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Appointed Michael Barman as Chief Development Officer to lead Late-Stage Commercial Discussions. Mr. Barman brings extensive commercial experience to the Company’s leadership team with his nearly 20 years of experience advising senior executives and their boards. Most recently, he served as Managing Director in Investment Banking at Stifel Nicolaus Canada Inc. (formerly GMP Securities L.P.). He is leading late-stage discussions underway with a broad array of industry leaders related to potential project partnerships and off-take arrangements.

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Filed Definitive Feasibility Study for the Company’s First Commercial Lithium Project – Phase 1A. Filing of the Definitive Feasibility Study highlights the Company’s commitment to commercialize direct lithium extraction technology, starting with Phase 1A. Standard Lithium’s approach of replicating and scaling technology aims to unlock the resource potential of the Smackover Formation and address critical mineral needs in the U.S. sustainably and responsibly.

•

Completed an Extensive East Texas Expansion Drilling Program. This program marked a significant capital expense for Q1 and delivered the highest-ever reported North American lithium brine value of 806 mg/L, averaging 644 mg/L from the three newly drilled wells and with significant potash and bromine concentrations.

•

Exercised Option Agreement on South West Arkansas Project. The Company announced the exercise of its option agreement with TETRA Technologies, Inc., securing the brine production rights on approximately 27,000 net acres of brine leases within the SWA Project area. The move affirms the Company’s strategic direction to expand its Smackover footprint and builds on the robust results from the SWA Project’s recently filed PFS.

Consolidated Financial Statements

The Company’s interim financial statements and management’s discussion and analysis for the first quarter 2024 ended September 30, 2023, are available on the Company’s website at https://www.standardlithium.com/ and under the Company’s profiles on SEDAR+ at www.sedarplus.com and EDGAR at www.edgar.com.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of lithium-brine bearing properties in the United States.  The Company prioritizes brine projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. The Company aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully-integrated Direct Lithium Extraction (“DLE”) and purification process.  The Company’s signature projects, the Phase 1A Project and the South West Arkansas Project, are located on the Smackover Formation in southern Arkansas near the Louisiana state line, a region with a long-standing and established brine processing industry.  The Company has also identified a number of highly prospective lithium brine project areas in the Smackover Formation in East Texas and began an extensive brine leasing program in the key project areas.  In addition, the Company has an interest in certain mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSX Venture Exchange and the NYSE American under the symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”.  Please visit the Company’s website at www.standardlithium.com.

Qualified Person

Steve Ross, P.Geol., a qualified person as defined by National Instrument 43-101, and Vice President Resource Development for the Company, has reviewed and approved the relevant scientific and technical information in this news release.

Investor and Media Inquiries

Allysa Howell

Vice President, Corporate Communications

+1 720 484 1147

a.howell@standardlithium.com

Twitter: @standardlithium

LinkedIn: https://www.linkedin.com/company/standard-lithium/

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information.  These forward-looking statements or information may relate to intended development timelines, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information.  Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties.  Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.